FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-171508-06

Sent: Thursday, May 16, 2013 12:34 PM
Subject: GSMS 2013-GCJ12 -- Durations

GSMS 2013-GCJ12 -- Durations

Class	Mod Dur
A1	2.5
A2	4.57
AAB	6.53
A3	8.38
A4	8.4
AS	8.34
B	8.17
C	8.01
D	7.75

If applicable, the information contained herein should be considered in conjunction with the prospectus or other official offering document relating to these securities which may be subject to completion or amendment.

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